FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2010

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 33633

A.           Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011	By:	Zep Inc.
Plan Administrator

	By:	/s/ John K. Morgan
	Name:	John K. Morgan
	Title:	Chairman, President and Chief Executive Officer

Zep Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

At December 31, 2010 and 2009 and for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Investment Committee

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Zep Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA
June 28, 2011

Zep Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$ 142,789,176	$ 131,473,381
Cash, non-interest bearing	242	91,763
Notes Receivable from Participants	2,966,658	2,820,836
Participant Contributions Receivable	329,831	154,574
Employer Contributions Receivable	7,463	31,850
Total Assets	146,093,370	134,572,404

Liabilities

Excess Contributions Payable	67,120	60,880
Net assets available for benefits, at fair value	146,026,250	134,511,524
Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	(1,904,542)	(1,125,505)
Net Assets Available for Benefits	$ 144,121,708	$ 133,386,019

See accompanying notes to the financial statements

Zep Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$ 12,774,090
Interest and dividend income	1,866,817
Total investment income	14,640,907
Interest income on notes receivable from participants	144,757

Contributions:
Employer contributions	1,811,964
Participant contributions	6,130,379
Total contributions	7,942,343
Transfer from merged plan (Note 1)	4,685,661

Total additions	27,413,668

Deductions:
Benefit payments	(16,677,979)

Net increase in assets available for benefits	10,735,689

Net assets available for benefits:
Beginning of year	133,386,019
End of the year	$ 144,121,708

See accompanying notes to the financial statements

Zep Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

General

The financial position of the Zep Inc. (the “Company”, the “Employer” or “Zep”) 401(k) Plan (the “Plan”) is included in the accompanying financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 4, 2010, Zep acquired Amrep, Inc. a specialty chemical formulator and packager focused in the automotive, fleet maintenance, industrial/MRO supply, institutional supply, and motorcycle markets. Effective June 1, 2010, the  net assets available for benefits of the Amrep, Inc. Retirement Savings Plan were transferred into the Plan. This transfer is reflected within the statement of changes in net assets available for benefits for the year ended December 31, 2010.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at a 3% deferral rate. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the respective summary plan description or Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

The Plan is a defined contribution plan. The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in the Plan and foreign employees of the Company are not eligible to participate.

Employees of the Company have immediate eligibility upon attaining the age of 21 and satisfying a 30-day minimum employment period. The Plan further provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future Employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of certain portions of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan for each participant is permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plan is the responsibility of the Company’s investment committee, which is designated by the Compensation Committee of Zep’s Board of Directors.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Parties-In-Interest

As of December 31, 2010 and 2009, the percentage of the Plan’s net assets invested in the common stock of Zep was 2.2%.  In addition, the Plan holds shares of mutual funds managed by the trustee of the Plan.

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan	1% to 25% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

A temporary suspension of Zep’s match of participant contributions was instituted during January 2009. Zep partially restored the employer match component of its defined contribution plan during the fourth quarter of the Company’s fiscal year 2009; full reinstatement of the employer matching contribution benefit occurred during January 2010.

Effective January 1, 2009, the Plan was amended allowing Zep, at its sole discretion, to make matching contributions to the Plan on behalf of each eligible participant for a Plan year. The matching contribution, if any, shall be determined from time to time by Zep in its sole discretion, and the matching contribution may be expressed as a percentage of the amount of each participant’s elective deferrals. Further, Zep may, in its sole discretion, limit the amount of a participant’s elective deferrals eligible for a matching contribution. As a result of this amendment, Zep may elect to make matching contributions annually or more frequently.

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained by the trustee, Charles Schwab Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability as of December 31, 2010 and 2009 and were returned to participants in accordance with IRS regulations.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The investments in the Plan are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”) and a traditional GIC, are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the investment fund managers using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.

The Plan holds investments in both a GIC and synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily corporate bonds, or units of 103-12 investment entities holding corporate and government bonds. Bonds or units of 103-12 investment entities were held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962, Plan Accounting — Defined Contribution Pension Plans, the Plan’s investments in the GIC and synthetic GICs have been presented at fair value on the Statements of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying assets being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The GIC and synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers’ breach any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is probable that the GIC or synthetic GICs will be terminated.

The average yield of the GIC and synthetic GICs based on actual earnings was approximately 2.08% and 4.35% at December 31, 2010 and 2009, respectively, while the average yields actually credited to members was approximately 3.93% and 4.15% at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the fair values of the Plan’s interest in the underlying assets of the GIC and synthetic GICs were $35,801,439 and $44,047,256, respectively, and the book valuation adjustments were $(1,904,542) and $(1,125,505) for these respective periods.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”)  issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820, Fair Measurements and Disclosure (“ASC 820”)  to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2010	December 31, 2009
Zep Inc. Stable Value Fund**	$ 35,801,439	$ 44,047,256
Dow Jones Target 2025 Fund	13,220,979	12,711,571
Vanguard Institutional Index	15,145,381	12,314,418
Columbia Dividend Income Class Z	8,658,333	7,793,865
American Funds EuroPacific Growth Gr R5	8,925,267	7,031,672
T Rowe Price Mid-Cap Growth Fund	7,772,079	*
T Rowe Price Growth Stock Fund	7,475,071	*

* - Indicates that balance does not represent 5% or more of the Plan’s net assets available for benefits as of the periods presented.

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets available for benefits have been denoted with double-asterisk (**):

Zep Inc. Stable Value Fund as of December 31, 2010

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$ 3,975,933	$ (194,279)	$ 3,781,654
NATIXIS Capital Markets **	IGT INVESCO AAA ABS	6,102,206	(331,218)	5,770,988
Monumental	IGT MxMgr Core	4,728,875	(228,613)	4,500,262
Rabobank Nederland	IGT MxMGR Int G/C	2,139,769	(168,591)	1,971,178
State Street Bank	IGT INVESCO Short-term Bond	3,586,611	(178,712)	3,407,899
Pacific Life**	IGT MxMGR Int G/C	9,276,966	(794,096)	8,482,870

Subtotal		29,810,360	(1,895,509)	27,914,851

Traditional GIC
Great West	GIC	1,113,779	(9,033)	1,104,746
Cash
State Street Bank	Cash	4,877,300	—	4,877,300

Total		$ 35,801,439	$ (1,904,542)	$ 33,896,897

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Zep Inc. Stable Value Fund as of December 31, 2009

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$ 6,161,364	$ (97,850)	$ 6,063,514
NATIXIS Capital Markets **	IGT INVESCO AAA ABS	9,056,691	(199,118)	8,857,573
Monumental	IGT MxMgr Core	6,603,200	(74,754)	6,528,446
Rabobank Nederland**	IGT MxMGR Int G/C	7,503,127	(317,390)	7,185,737
State Street Bank	IGT INVESCO Short-term Bond	4,995,493	(102,585)	4,892,908
Pacific Life**	IGT MxMGR Int G/C	7,682,117	(333,808)	7,348,309

Subtotal		42,001,992	(1,125,505)	40,876,487

Cash
State Street Bank	Cash	2,045,264	—	2,045,264

Total		$ 44,047,256	$ (1,125,505)	$ 42,921,751

The components of Net appreciation in fair value of investments of the Plan for the year ended December 31, 2010 are as follows:

Net appreciation in fair value of common stock (quoted market prices)	$ 443,879
Net appreciation in fair value from 103-12 investment entities (fair value determined by trustee)	1,395,240
Net appreciation in fair value from common/collective trust funds (fair value determined by trustee)	2,903,907
Net appreciation in fair value from mutual funds (quoted market prices)	8,031,064

Net appreciation of fair value of investments	$ 12,774,090

4. Fair Value Measurements

Zep determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. ASC 820, establishes a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs for the asset or liability i.e. supported by little or no market activity (Level 3). Level 3 inputs contain management’s own assumption about those made by market participants in the pricing of such assets or liabilities (including assumptions about risk).

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 amends ASC 820 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. FSP 157-4 is effective for reporting periods ending after June 15, 2009, and was adopted by the Plan during 2009.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

The Plan’s Investments, at Fair value as of December 31, 2010 and 2009 are presented within the following table:

		Fair Value Measurements as of December 31, 2010
Assets	Fair Value as of December 31, 2010	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid-Cap Growth Fund	$ 7,772,079	7,772,079
Vanguard Institutional Index	15,145,381	15,145,381
CRM Mid-Cap Value Investor	4,318,197	4,318,197
Northern Small Cap Value Fund	3,546,616	3,546,616
Columbia Dividend Income Class Z	8,658,333	8,658,333
T Rowe Price Growth Stock Fund	7,475,071	7,475,071
EuroPacific Growth Gr R5	8,925,267	8,925,267
PIMCO Total Return Fund Instl	6,571,163	6,571,163
Wells Fargo Advantage Small Cap Grth I	5,474,112	5,474,112
Schwab Value Money Market Fund	1,070	1,070
Stable Value Fund Cash	4,877,300	4,877,300
PCRA Self-Directed Brokerage Account	8,305,842	8,305,842
103-12 Investment Entities (a)	29,810,360		29,810,360
Great West Guaranteed Insurance Contract	1,113,779		1,113,779
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,452,521		1,452,521
Dow Jones Target 2015 Fund (b)	2,572,746		2,572,746
Dow Jones Target 2025 Fund (b)	13,220,979		13,220,979
Dow Jones Target 2035 Fund (b)	3,012,378		3,012,378
Dow Jones Target 2045 Fund (b)	2,271,893		2,271,893
US Bond Index SL Series I (b)	5,133,943		5,133,943
Zep Inc. Common Stock	3,130,146	3,130,146
	$ 142,789,176

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

		Fair Value Measurements as of December 31, 2009
Assets	Fair Value as of December 31, 2009	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid-Cap Growth Fund	$ 6,044,985	6,044,985
Vanguard Institutional Index	12,314,418	12,314,418
CRM Mid-Cap Value Investor	4,731,778	4,731,778
Northern Small Cap Value Fund	2,995,751	2,995,751
Columbia Dividend Income Class Z	7,793,865	7,793,865
T Rowe Price Growth Stock Fund	5,344,958	5,344,958
EuroPacific Growth Gr R5	7,031,672	7,031,672
PIMCO Total Return Fund Instl	1,918,430	1,918,430
Wells Fargo Advantage Small Cap Grth I	3,538,047	3,538,047
Schwab Value Money Market Fund	928	928
Stable Value Fund Cash	2,045,264	2,045,264
PCRA Self-Directed Brokerage Account	8,107,342	8,107,342
103-12 Investment Entities (a)	42,001,992		42,001,992
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,404,162		1,404,162
Dow Jones Target 2015 Fund (b)	1,814,566		1,814,566
Dow Jones Target 2025 Fund (b)	12,711,571		12,711,571
Dow Jones Target 2035 Fund (b)	2,447,062		2,447,062
Dow Jones Target 2045 Fund (b)	1,779,777		1,779,777
US Bond Index SL Series I (b)	4,574,170		4,574,170
Zep Inc. Common Stock	2,872,643	2,872,643
	$ 131,473,381

(a)          The 103-12 investment entities consist primarily of bonds, guaranteed contracts and other fixed interest investments. The fair value of 103-12 investment entities are valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer of the specified instruments of the fund at year-end.

(b)         The State Street Bank Dow Jones Target Funds consist of a diverse combination of equity and bond securities and are valued using the net asset value (“NAV”) provided by the administrator of those funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated May 23, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Uncertain tax position

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Reconciling Items and Form 5500

An adjustment has been included on the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value. The adjustment relates to the $(1,904,542) valuation allowance discussed in Footnotes 2 and 3 of Notes to Financial Statements, and will represent a reconciling item between these financial statements and the Form 5500. The Plan had excess contributions payable as of December 31, 2010 and 2009 that were subsequent to those dates of  $67,120 and $60,880, respectively. Also, Contributions Receivable in the Statement of Net Assets Available for Benefits within this Form 11-K have been reduced by an immaterial amount of unapplied cash received as of December 31, 2009. Each of these accruals will represent reconciling items between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, differences between these financial statements and the Form 5500 may vary. However, these differences are not expected to be material.

7. Excess Contributions Payable

As of December 31, 2010 and 2009, certain 2010 and 2009 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants in March of the subsequent year. A liability for excess contributions of $67,120 ,and $60,880 was recorded in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Event

We have evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.  No such events have been identified.

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid-Cap Growth fund	$ 7,772,079
	Vanguard	Vanguard Institutional Index	15,145,381
	Cramer Rosenthal McGlynn	CRM Mid-Cap Value Investor	4,318,197
	Northern Trust	Northern Small Cap Value Fund	3,546,616
	Columbia Management Advisors, LLC	Columbia Dividend Income Class Z	8,658,333
	T Rowe Price	T Rowe Price Growth Stock Fund	7,475,071
	American Funds	EuroPacific Growth Gr R5	8,925,267
	PIMCO	PIMCO Total Return Fund Instl	6,571,163
	Wells Fargo	Wells Fargo Advantage Small Cap Growth I	5,474,112
*	Charles Schwab	Schwab Value Money Market Fund	1,070
*	Charles Schwab	PCRA Self-Directed Brokerage Account	8,305,842
	State Street Bank	Dow Jones Target Today Fund	1,452,521
	State Street Bank	Dow Jones Target 2025 Fund	13,220,979
	State Street Bank	Dow Jones Target 2045 Fund	2,271,893
	State Street Bank	Dow Jones Target 2015 Fund	2,572,746
	State Street Bank	Dow Jones Target 2035 Fund	3,012,378
	State Street Bank	US Bond Index SL Series I	5,133,943
	ING Life & Annuity	IGT Invesco Short-term Bond Fund	3,975,933
	NATIXIS Capital Markets	IGT Invesco AAA ABS Fund	6,102,206
	Monumental	IGT MxMgr Core Fund	4,728,875
	Rabobank Nederland	IGT MxMGR Int G/C Fund	2,139,769
	State Street Bank	IGT INVESCO Short-term Bond Fund	3,586,611
	Pacific Life Insurance	IGT MxMGR Int G/C Fund	9,276,966
	Great West	Guaranteed Insurance Contract	1,113,779
	State Street Bank	Cash	4,877,300
*	Zep Inc.	Zep Stock Fund	3,130,146
*	Participant Loans	Interest Ranging from 4.25% to 9.25%; various Maturity Dates	2,966,658

	Total investments, at fair value, and participant loans		$ 145,755,834

*Represents Party-In-Interest

Note: Cost information has not been included in column (d) because all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.